Exhibit (a)(5)(iii)

EFiled: Dec 23 2009 4:49PM EST Transaction ID 28660191 Case No. 5164-
IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

LAURIE FORREST, on behalf of herself and all others	:
similarly situated,	:
:
Plaintiff,	:
:
v.	:	C.A. No.
:
SAUER-DANFOSS INC., SVEN RUDER,	:
NIELS B. CHRISTIANSEN, JORGEN M. CLAUSEN,	:
KIM FAUSING, WILLIAM E. HOOVER, JR.,	:
JOHANNES F. KIRCHHOFF,	:
F. JOSEPH LOUGHREY, FREDERIK LOTZ,	:
SVEN MURMANN, STEVEN H. WOOD and	:
DANFOSS A/S,	:
:
Defendants.	:

VERIFIED CLASS ACTION COMPLAINT

Plaintiff, by her attorneys, alleges the following on information and belief, except as to the allegations specifically pertaining to plaintiff, which are based on personal knowledge.

NATURE OF THE ACTION

1.           This action arises out of an unlawful scheme and plan to enable Danfoss A/S to acquire the remaining shares of Sauer-Danfoss Inc. (“Sauer-Danfoss” or the “Company”) which Danfoss A/S does not already own for grossly inadequate consideration and in breach of defendants’ fiduciary duties.

2.           Danfoss A/S and its subsidiaries have overwhelming control over Sauer-Danfoss as they own approximately 75.7% of the Company’s outstanding common shares.  On December 22, 2009, Danfoss A/S issued a press release announcing that it intends to commence a tender offer in the first week of January 2010 to acquire the remaining common shares of Sauer-Danfoss that it does not already own.  In the press release, Danfoss A/S misleadingly states  that the offer represents a 19.7% premium over the closing price of the Company’s common stock on December 18, 2009, which Danfoss A/S claims was the last trading day prior to the date that Danfoss A/S’ intention to make the Offer was announced.  However, there was no news prior to December 22, 2009, that indicated Danfoss A/S intended to make an offer to acquire any Sauer-Danfoss shares. When compared to the closing price of Sauer-Danfoss’ common stock on December 21, 2009, the day prior to the announcement of Danfoss A/S’ intention to conduct a tender offer, the offer price amounts to a mere 10.6% premium.

3.           Plaintiff alleges that she and the other public stockholders of the Company’s common stock are entitled to enjoin the proposed transaction, or alternatively, recover damages in the event the transaction is consummated.  Plaintiff brings this action on behalf of the minority public holders of the outstanding common stock of the Company for injunctive and other relief in connection with a carefully-timed and structured plan and scheme conceived of by defendants, who are the controlling shareholders of the Company.

THE PARTIES

4.           Plaintiff Laurie Forrest is, and at all relevant times was, the owner of shares of the Company’s common stock.

5.           Defendant Sauer-Danfoss is a corporation organized and existing under the laws of the State of Delaware with its principal executive offices located at 250 Parkway Drive, Lincolnshire, Illinois.  According to its website, the Company is a worldwide leader in the design, manufacture, and sale of engineered hydraulic and electronic systems and components for use primarily in applications of mobile equipment.

6.           Defendant Danfoss A/S is one of the largest industrial companies in Denmark and is a leader within research, development and production, sales and service of mechanical and  electronic components for several industries.  Danfoss A/S and its subsidiaries currently own approximately 75.7% of Sauer-Danfoss’ outstanding common shares.

7.           Defendant Sven Ruder (“Ruder”) has been a director of the Company since July 10, 2008.  Mr. Ruder became the President and Chief Executive Officer of the Company on January 1, 2009.  He served as the President of the Motion Controls division of Danfoss A/S from January 2001 through December 2008.  Mr. Ruder serves on the Boards of Directors of Danfoss Turbocor Compressors BV, a privately held joint venture between Danfoss A/S and Turbocorp BV, and of Danfoss Turbocor Compressors, Inc., a subsidiary of Danfoss Turbocor Compressors BV that is engaged in the manufacture of air conditioning and refrigeration compressors.

8.           Defendant Niels B. Christiansen (“Christiansen”) has been a director of the Company since July 10, 2008.  Mr. Christiansen was appointed President and Chief Executive Officer of Danfoss A/S on October 1, 2008.  Prior to that, he had been Vice Chief Executive Officer of Danfoss A/S since November 15, 2006.  From November 15, 2006 through December 31, 2007, he also served as Chief Operating Officer of Danfoss A/S.  From November 1, 2004 through November 14, 2006, he served as Executive Vice President and Chief Operating Officer of Danfoss A/S.

9.           Defendant Jorgen M. Clausen (“Clausen”) has been a director of the Company since May 3, 2000, Chairman of the Company since May 5, 2004, and prior to that served as Vice Chairman of the Company from 2000 to 2004.  On October 1, 2008, Mr. Clausen announced his retirement as President and Chief Executive Officer of Danfoss A/S.  He serves as the Chairman of Danfoss A/S.

10.           Defendant Kim Fausing (“Fausing”) has been a director of the Company since July 10, 2008.  Mr. Fausing has been Executive Vice President and Chief Operating Officer of Danfoss A/S since January 2008.  In 2007, Mr. Fausing became a divisional president of Danfoss A/S.

11.           Defendant William E. Hoover, Jr. (“Hoover”) has been a director of the Company since July 10, 2008.  Mr. Hoover serves on the Board of Directors of Danfoss A/S.

12.           Defendant Johannes F. Kirchhoff (“Kirchhoff”) has been a director of the Company since April 17, 1997.

13.           Defendant F. Joseph Loughrey (“Loughrey”) has been a director of the Company since June 23, 2000.

14.           Defendant Frederik Lotz (“Lotz”) has been a director of the Company since July 10, 2008.  Mr. Lotz has been Executive Vice President and Chief Financial Officer of Danfoss A/S since May 1, 2007.  He began to serve as an Executive Vice President of Danfoss A/S on February 1, 2007.

15.           Defendant Sven Murmann (“Sven”) has been a director of the Company since April 21, 1994, and Vice Chairman of the Company since May 5, 2004.  He is a member of the Board of Danfoss A/S.

16.           Defendant Steven H. Wood (“Wood”) has been a director of the Company since January 1, 2003.

17.           The above-named individual defendants (collectively the “Individual Defendants”), as officers and/or directors of the Company, owe fiduciary duties of good faith, loyalty, fair dealing, due care, and candor to plaintiff and the other members of the Class (as defined below).  However, as shown above, defendants Ruder, Christiansen, Clausen, Fausing, Hoover, Lotz and Murmann – the majority of the Company’s Board of Directors (the “Board”) – are also directors or officers of, and/or have a substantial financial interest in, Danfoss A/S.

CLASS ACTION ALLEGATIONS

18.           Plaintiff brings this action pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of herself and all other stockholders of the Company (the “Class”), and their successors in interest, who are or will be threatened with injury arising from defendants’ actions.  Excluded from the Class are the defendants herein, members of their immediate families, and any subsidiary, firm, trust, corporation, or other entity related to or affiliated with any of the defendants.

19.           This action is properly maintainable as a class action for the following reasons:

a.           the Class is so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to plaintiff at this time and can only be ascertained through appropriate discovery, as of November 9, 2009, there were approximately 11 million shares of the Company’s common stock outstanding held by hundreds, if not thousands, of shareholders of record other than Defendants or their affiliates.  The holders of these shares are believed to be geographically dispersed throughout the United States.  The Company’s common stock is actively traded on the New York Stock Exchange;

b.           there are questions of law and fact which are common to members of the Class and which predominate over any questions affecting only individual members.  The common questions include, inter alia, the following:

i.           whether defendants have engaged and are continuing to engage in a plan and scheme to benefit themselves at the expense of the members of the Class;

ii.          whether the Individual Defendants, as directors and/or officers of the Company and/or as significant shareholders of the Company, have breached their fiduciary duties owed to plaintiff and the other members of the Class, including their duties of entire fairness, loyalty, due care, and candor;
iii.         whether Danfoss A/S, as the majority controlling shareholder of the Company, has breached its fiduciary duties owed to plaintiff and the other members of the Class;

iv.          whether defendants have disclosed all material facts in connection with the challenged transaction; and

v.           whether plaintiff and the other members of the Class would be irreparably damaged were defendants not enjoined from the conduct described herein.

c.         the claims of plaintiff are typical of the claims of the other members of the Class and plaintiff has no interests that are adverse or antagonistic to the interests of the Class; and

d.         the plaintiff is committed to prosecuting this action and has retained counsel competent and experienced in litigation of this nature.  Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

SUBSTANTIVE ALLEGATIONS

20.            On May 3, 2000, Sauer-Sundstrand and Danfoss Fluid Power A/S became one company under the name of Sauer-Danfoss.  Since the merger of these two entities, the Company has continued to broaden its horizons, reeling in new knowledge and skills and expanding the Company’s geographical presence via a series of acquisitions and joint ventures.  With 9,800 employees worldwide, Sauer-Danfoss had revenues of $2.1 billion in 2008 and has sales, manufacturing, and engineering capabilities in Europe, the Americas, and the Asia-Pacific region.

21.            Prior to 2008, approximately 74.7% of the voting power of the Company’s common stock was owned or controlled by Danfoss Murmann.  Danfoss Murmann is a joint venture between Danfoss A/S, which is owned by the Clausen family, and Sauer Holding GmbH (“Sauer Holding”), which is owned by the Murmann family.

22.           Pursuant to a Share Purchase Agreement dated March 10, 2008, as amended by Amendment No.1 to Share Purchase Agreement dated July 11, 2008 (together, the “2008 Share Purchase Agreement”), Danfoss A/S became a majority shareholder of the Company by purchasing  all of the Sauer-Danfoss common stock owned by Sauer Holding (10,029,264 shares) for $16.00 per share.

23.           On December 22, 2009, Danfoss A/S announced that, through its wholly owned subsidiary Danfoss Acquisition, Inc., it intends to launch a cash tender offer for all of the outstanding shares of common stock of Sauer-Danfoss not already owned by Danfoss A/S and its subsidiaries (the “Buyout Transaction”).

24.           The press release issued by Danfoss A/S in connection with the Buyout Transaction states that Danfoss A/S intends to offer the public minority shareholders of Sauer-Danfoss $10.10 per cash, without interest and less any required withholding tax, for each share of Sauer-Danfoss common stock.  The stake of approximately 24.3% not owned by Danfoss A/S and its subsidiaries would be valued at approximately $118,750,000 at the $10.10 per share offer price.
25.           The press release also states:

The Offer will be made directly to the shareholders of Sauer-Danfoss. Danfoss intends to commence the Offer in the first week of January 2010. The Offer will be conditioned upon, among other things, the tender of a majority of the minority shares (that is, shares that are not owned by Danfoss or its affiliates or the directors or officers of Danfoss, its affiliates, or Sauer-Danfoss) (the “majority of the minority” condition), and the ownership by Danfoss of at least 90% of the outstanding shares following consummation of the Offer.
The aforesaid majority of the minority condition will not be waiveable in this tender offer.  The Offer will not be subject to any financing condition. Danfoss expects to finance the Offer from its existing financing sources.

If Danfoss owns at least 90% of the outstanding shares following consummation of the Offer, Danfoss intends to cause Sauer-Danfoss to enter into a short-form merger as soon as reasonably practicable thereafter in which shares not tendered in the Offer would be converted into the right to receive cash in an amount equal to the per share price to be paid in the Offer.

26.           Although the press release issued by Danfoss A/S states that the buyout price amounted to a “19.7% over the closing price of the common stock on the New York Stock Exchange on December 18, 2009, which was the last trading day prior to the date on which Danfoss’ intention to make the Offer was announced,” there is no indication that Danfoss A/S made any such announcement prior to the release of its December 22, 2009 press release announcing the Buyout Transaction.  The buyout price represents only a 10.6% premium over the December 21, 2009, closing price for Sauer-Danfoss stock.

27.           After the Buyout Transaction was announced, Sauer-Danfoss issued a press release stating:

Sauer-Danfoss Inc. (NYSE: SHS) today confirmed that it has received notice from Danfoss A/S of its intention to launch a tender offer to acquire all of the outstanding shares of Sauer-Danfoss that it does not already own at a price of $10.10 per share in cash.  Danfoss and its subsidiaries currently own approximately 75.7% of the outstanding shares of Sauer-Danfoss.

The Board of Directors has established a Special Committee to consider the offer.  The Special Committee will consider and take a position with respect to the offer in accordance with applicable legal  requirements.  Sauer-Danfoss shareholders are advised to take no action with respect to the offer until they have been advised of the Company’s position.

The Special Committee has retained Kirkland & Ellis LLP as its legal counsel.

28.           Although a special committee has been appointed, they cannot be objective given the overwhelming control that Danfoss A/S has over the Company and the Board.

29.           The purpose of the Buyout Transaction is to enable Danfoss A/S to acquire one hundred (100%) percent equity ownership of the Company and its valuable assets for its own benefit at the expense of the Company’s public stockholders - who will be deprived of their equity investment and the benefits thereof including, among other things, the expected continued growth in the Company’s profitability.  The Company’s financial prospects are increasing, as the global economy is rebounding from the recent slump caused by the collapse in the housing market.  Indeed, the CEO of the Company, Defendant Sven Ruder, recently announced in a November 10, 2009 conference call with investors “we are encouraged by signs we have reached the bottom of the downturn and we expect to slowly start seeing an up turn.” Moreover, just recently on December 21, 2009, a Bloomberg article entitled “CEOs Paying 56% M&A Premium Shows Stocks May Be Cheap” reported that “[t]he average premium in mergers and acquisitions in which U.S. companies were the buyer and seller rose to 56 percent this year from 47 percent last year....”

30.           Although the Company’s share price has been depressed from the economic slump and the fact that it is a thinly traded stock that has not yet rebounded as its competitors have, immediately after the Buyout Transaction was announced, the Company’s shares traded as high $11.69 per share – 15.7% higher than the buyout price – as investors recognized that the Company’s shares were undervalued and that Danfoss A/S was timing the Buyout Transaction to take advantage of the Company’s depressed share price.  On December 23, 2009, the Company’s stock continued to trade higher, hitting a high of $12.68 for the day – 25.5% greater than the buyout price.

31.           The object of the plan and scheme is to buy out the public stockholders of the Company at an unconscionably unfair price, dramatically below the underlying and real value of the Company, in a transaction which is unfairly timed and deceptively disclosed.

32.           Because Danfoss A/S has an overwhelming controlling interest of the Company’s common stock, no third party will likely bid for the Company.  Thus, defendants will be able to proceed with the Buyout Transaction without an auction or other type of market check to maximize value for the Company’s public shareholders.

33.           Danfoss A/S will reap significant benefits from the Buyout Transaction.  Thus, a substantial reason for the proposal is to enable Danfoss A/S and its affiliates to reap the benefits that have, in essence, been paid for by the Company and its public stockholders.

34.           The Buyout Transaction is the product of unfair dealing, and the $10.10 per share to be paid to Class members is unconscionable and unfair and so grossly inadequate as to constitute a gross breach of trust committed by defendants against the public stockholders because, among other things:

a.           The Company’s intrinsic value, giving due consideration to its assets, its growth and profitability, and the underlying strength of its business is significantly greater than the offering price;

b.           Defendants have undervalued the Company’s common stock by ignoring the full value of its assets and future prospects.  The Buyout Transaction does not reflect the true financial position of the Company;

c.           The timing of the proposal is designed to take advantage of the Company’s currently depressed market price caused by the recent slump in the economy, and have the expected rebound accrue to the benefit of Danfoss A/S at the expense of the minority public shareholders;

d.           Defendants have timed the announcement of the Buyout Transaction to place an artificial lid or cap on the market price for the Company’s stock to enable Danfoss A/S to acquire the minority stock at the lowest possible price.  Although the $10.10 offer represents a modest 10.6% premium over the close of the Company’s stock at $9.13 per share on December 21, 2009, the last full day of trading before the Buyout Transaction was announced, the offer price represents a substantial discount to the Company’s stock price a little over a year ago in September 2008, where it traded as high as $34 per share.  In addition, the offer price represents a 36.8% discount to the $16 per share that Danfoss A/S recently paid to Sauer Holding for all of the Company’s common stock that it owned;

e.           The offer price premium of 10.6% is well below the average premium of 56% obtained in mergers and acquisitions during 2009; and

f.           The offer price represents a negative premium to the present price of the Company’s common stock.

35.           Defendant Danfoss A/S and the Individual Defendants, by reason of their positions with the Company and their relationships with Danfoss A/S, are in possession of non-public information concerning the financial condition and prospects of the Company, and especially the true value and expected increased future value of the Company and its assets, which they have not disclosed to the Company’s public stockholders.

36.           By virtue of the foregoing, defendants have participated in unfair business practices and self-dealing toward plaintiff and other members of the Class and have engaged in and substantially assisted and aided each other in breach of the fiduciary duties owed by them to the Class.

37.           The proposed Buyout Transaction is wrongful, unfair and harmful to the Company’s minority public stockholders, and represents an effort by defendants to aggrandize the Company’s financial position and interests and those of the interested directors, at the expense of and to the detriment of Class members.  The Buyout Transaction is an attempt to deny plaintiff and the other members of the Class their right to share proportionately in the true value of the Company’s valuable assets, future growth in profits, earnings and dividends, while usurping the same for the benefit of the Company and the interested directors on unfair and inadequate terms.

38.           Defendants, in failing to disclose the material non-public information in their possession as to the value of the Company’s assets, the full extent of the future earnings potential of the Company and its expected increase in profitability, have breached and are breaching their fiduciary duties to the members of the Class.

39.           The defendants’ conduct constitutes violations of their fiduciary duties owing to the Class.  The proposal by the overwhelming controlling shareholder is a coercive device by insiders of the Company which constitutes a manipulative and unlawful scheme.

40.           As a result of defendants’ unlawful actions, plaintiff and the other members of the Class will be damaged in that they will not receive their fair portion of the value of the Company’s assets and business and will be prevented from obtaining the real value of their equity ownership of the Company.

41.           Unless the proposed Buyout Transaction is enjoined by the Court, defendants will continue to breach their fiduciary duties owed to the plaintiff and the members of the Class, and will consummate and close the proposed Buyout Transaction complained of and succeed in their plan described above, all to the irreparable harm of the members of the Class.

42.           By reason of the foregoing, each member of the Class has suffered damages.

43.           Plaintiff and the other members of the Class have no adequate remedy at law.

WHEREFORE, plaintiff demands judgment as follows:

(a)           declaring this action to be a proper class action and certifying plaintiff as the representative of the Class;

(b)           ordering defendants to carry out their fiduciary duties to plaintiff and the other members of the Class, including those duties of care, loyalty, candor and fair dealing;

(c)           granting preliminary and permanent injunctive relief against the consummation of the Buyout Transaction as described herein;

(d)           in the event the Buyout Transaction is consummated, rescinding the Buyout Transaction effected by defendants and/or awarding rescissory damages to the Class;

(e)           ordering defendants, jointly and severally, to account to plaintiff and other members of the Class for all damages suffered and to be suffered by them as the result of the acts and transactions alleged herein, together with prejudgment interest at the maximum rate allowable by law;

(f)           awarding plaintiff the costs and disbursements of the action including allowances for plaintiff’s reasonable attorneys’ and experts’ fees; and

(g)           granting such other and further relief as the Court may deem just and proper.

Dated:	December 23, 2009	ROSENTHAL, MONHAIT & GODDESS, P.A.

		By:	/s/ Carmella P. Keener
Carmella P. Keener (Del. Bar No. 2810)
919 N. Market Street, Suite 1401
Citizens Bank Center
P.O. Box 1070
Wilmington, Delaware 19801
(302) 656-4433

Attorneys for Plaintiff

OF COUNSEL:
WOLF POPPER LLP
845 Third Avenue
New York, NY  10022
(212) 759-4600